TSX-V: MAD	OTCBB: MRDDF	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

DRILLING RESUMES AT MIRANDA GOLD’S ANGEL WING PROJECT

Vancouver, BC, Canada –September 1, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that follow-up drilling has started at Angel Wing, a sediment hosted gold and epithermal vein project in Elko County, Nevada. Miranda’s funding partner, Ramelius Resources Ltd. (“Ramelius”) (ASX:RMS), plans to drill four core holes for a total of about 1,600 ft (488 m) and four to six reverse circulation holes totaling about 3,000 ft (900 m).

During the current round of drilling, angled core holes will continue to test the Da Vinci vein as well as provide first-ever drill tests of three additional outcropping veins, the Botticelli, Rossetti, and Raphael. The Botticelli vein is a northwestward splay of the Da Vinci vein. The Rossetti and Raphael veins are approximately 1,500 ft (450 m) northeast and 5,400 ft (1,650 m) north of the Da Vinci vein, respectively. The reverse circulation holes will test geophysical anomalies.

IP-resistivity surveys completed by Ramelius in late July aggregated 9.3 line mi (15 line km). They generated multiple anomalies, some of which coincide with known veins. The IP survey was designed to continue evaluation of dominant northerly fault/vein trends and related intersecting conjugate structures in limestone and volcanic rocks along a 1.5 mi (2.5 km) strike length.

Miranda, on behalf of Ramelius, submitted to the Bureau of Land Management an amendment to the Angel Wing disturbance permit that will allow for an additional 21 drill sites. With approval of this amendment, expected in early September, Ramelius will be able to further drill test the veins, their projections, and the geophysical anomalies.

In 2010 angle reverse circulation hole AW10-03 targeted the Da Vinci vein and intersected 5 ft of 0.118 oz Au/t (1.5 m of 4.05 g Au/t) and 5 ft of 0.111 oz Au/t (1.5 m of 3.80 g Au/t) separated by a zone with no sample recovery due to bad drilling conditions. Miranda is encouraged that the 2010 drilling demonstrates continuity of the Da Vinci vein from surface to a depth of 230 ft (70.1 m) and along approximately 250 ft (76.2 m) of strike. The 2010 drilling also discovered two additional veins adjacent to the Da Vinci vein that were not visible at surface.

Project Details

The Angel Wing project consists of 87 unpatented lode claims covering 2.8 sq mi (7.3 sq km.) in northeast Elko County, Nevada. Past work consisted of mapping, soil and rock sampling, and a gravity survey. High-grade, surface rock chip samples up to 2.7 oz Au/t (92.5 g Au/t) occur in steeply dipping, quartz-calcite-adularia bonanza veins within Triassic limestone. High-grade vein showings and drill intervals occur in a zone measuring 1 mi (1.6 km) along strike, 1,200 ft (366 m) wide, and open at depth. Surface sampling also identified disseminated and quartz-calcite veinlet stockwork gold mineralization up to 0.044 oz Au/t (1.507 g Au/t) in altered limestone and Tertiary conglomerate. Historic shallow, vertical drilling targeted disseminated mineralization and returned up to 0.047 oz Au/t over 50 ft (1.609 g Au/t over 15.2 m) in drill hole DC-7.

All data, disclosed in this press release, including sampling, analytical and test data, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.

Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.